

November 16, 2010

Tracie Hadama
President
Giggles 'N' Hugs, Inc.
1000 N. Green Valley Pkwy, Suite 440-484
Henderson, NV 89074

> **Re:** **Giggles 'N' Hugs, Inc.**
> **Item 4.01 Form 8-K**
> **Filed November 10, 2010**
> **File No. 0-53948**

Dear Ms. Hadama:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Form 8-K Filed November 10, 2010

1. Our records show your file number as 000-53948 rather than 333-138944 that appears on the cover page. Please revise to include the correct file number.

2. Please disclose whether the decision to dismiss Seale & Beers, CPAs was recommended or approved by any audit or similar committee or the board of directors, if there is no such committee. Refer to paragraph (a)(1)(iii) of Item 304 of Regulation S-K.

3. Please revise the third paragraph to disclose, if true, that there were no consultations with De Joya Griffith & Company, LLC, as opposed to Seale & Beers, CPAs, regarding the matters set forth in paragraph (a)(2) of Item 304 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars at 202-551-3348 if you have questions. In her absence you may contact me at (202) 551-3737.

Sincerely,

Jennifer Thompson
Accounting Branch Chief